UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No.2)*

ZYMEWORKS INC.
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

98985W102
(CUSIP Number)

May 8, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 98985W102

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CTI Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
Not applicable
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Quebec, Canada
NUMBER OF	5	SOLE VOTING POWER
SHARES		979,540 shares of common stock
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY		Nil
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		979,540 shares of common stock
PERSON	8	SHARED DISPOSITIVE POWER
WITH		Nil
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

979,540 shares of common stock(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

Not applicable [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.06%(2)
12	TYPE OF REPORTING PERSON (See Instructions)

PN

Notes:

(1)	CTI Partners, L.P., as the general partner of CTI Life Sciences Fund, L.P. (“CTI Life Sciences”), has control or direction over 979,540 shares of common stock beneficially owned by CTI Life Sciences.
(2)

Based on 32,061,624 common shares of the Issuer's common stock issued and outstanding as April 30, 2019, as reported in the Form 10Q of the Issuer filed with the Securities and Exchange Commission (“SEC”) on May 2, 2019.

SCHEDULE 13G

CUSIP No. 98985W102

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CTI Life Sciences Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
Not applicable
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Quebec, Canada
NUMBER OF	5	SOLE VOTING POWER
SHARES		Nil
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY		Nil
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		Nil
PERSON	8	SHARED DISPOSITIVE POWER
WITH		Nil
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

979,540 shares of common stock(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

Not applicable [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.06%(2)
12	TYPE OF REPORTING PERSON (See Instructions)

PN

Notes:

(1)

CTI Partners, L.P., as the general partner of CTI Life Sciences Fund, L.P. (“CTI Life Sciences”), has control or direction over 979,540 shares of common stock beneficially owned by CTI Life Sciences. The three partners of CTI Partners, L.P. also comprise three of the four partners of CTI Partners II, L.P., the general partner of CTI Life Sciences Fund II, L.P. (“CTI Life Sciences II”) which beneficially owns 76,923 shares of common stock of the Issuer. All investment decisions with respect to the shares of the Issuer’s common stock held by CTI Life Sciences are subject to the unanimous approval of the three partners of CTI Partners, L.P., and all investment decisions with respect to the shares of the Issuer’s common stock held by CTI Life Sciences II are subject to the unanimous approval of the four partners of CTI Partners II, L.P. CTI Life Sciences disclaims beneficial ownership of such securities of the Issuer which are beneficially owned by CTI Life Sciences II.

(2)	Based on 32,061,624 common shares of the Issuer's common stock issued and outstanding as April 30, 2019, as reported in the Form 10Q of the Issuer filed with the SEC on May 2, 2019.

SCHEDULE 13G

CUSIP No. 98985W102

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CTI Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
Not applicable
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Quebec, Canada
NUMBER OF	5	SOLE VOTING POWER
SHARES		76,923 shares of common stock
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY		Nil
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		76,923 shares of common stock
PERSON	8	SHARED DISPOSITIVE POWER
WITH		Nil
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

76,923 shares of common stock(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

Not applicable [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.24%(2)
12	TYPE OF REPORTING PERSON (See Instructions)

PN

Notes:

(1)

CTI Partners II, L.P., as the general partner of CTI Life Sciences Fund II, L.P. (“CTI Life Sciences II”), has control or direction over 76,923 shares of common stock beneficially owned by CTI Life Sciences II.

(2)	Based on 32,061,624 common shares of the Issuer's common stock issued and outstanding as April 30, 2019, as reported in the Form 10Q of the Issuer filed with the SEC on May 2, 2019.

SCHEDULE 13G

CUSIP No. 98985W102

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CTI Life Sciences Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
Not applicable
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Quebec, Canada
NUMBER OF	5	SOLE VOTING POWER
SHARES		Nil
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY		Nil
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		Nil
PERSON	8	SHARED DISPOSITIVE POWER
WITH		Nil
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

76,923 shares of common stock(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

Not applicable [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.24%(2)
12	TYPE OF REPORTING PERSON (See Instructions)

PN

Notes:

(1)

CTI Partners II, L.P., as the general partner of CTI Life Sciences Fund II, L.P. (“CTI Life Sciences II”), has control or direction over 76,923 shares of common stock beneficially owned by CTI Life Sciences II. Three of the four partners of CTI Partners II, L.P. also comprise the three partners of CTI Partners, L.P., the general partner of CTI Life Sciences Fund, L.P. (“CTI Life Sciences”) which beneficially owns 979,540 shares of common stock of the Issuer. All investment decisions with respect to the shares of the Issuer’s common stock held by CTI Life Sciences II are subject to the unanimous approval of the four partners of CTI Partners II, L.P., and all investment decisions with respect to the shares of the Issuer’s common stock held by CTI Life Sciences are subject to the unanimous approval of the three partners of CTI Partners, L.P. CTI Life Sciences II disclaims beneficial ownership of such securities of the Issuer which are beneficially owned by CTI Life Sciences.

(2)	Based on 32,061,624 common shares of the Issuer's common stock issued and outstanding as April 30, 2019, as reported in the Form 10Q of the Issuer filed with the SEC on May 2, 2019.

ITEM 1(a).       Name of Issuer:

The class of equity securities to which this statement relates is shares of common stock, without par value (the “Shares”), of Zymeworks Inc., a corporation organized under the laws of the Province of British Columbia, Canada (the “Issuer”).

ITEM 1(b).        Address of Issuer’s Principal Executive Offices:

The principal executive office of the Issuer is Suite 540 – 1385 West 8th Avenue, Vancouver, British Columbia, Canada V6H 3V9.

ITEM 2(a).        Name of Person Filing:

This statement is jointly filed by CTI Partners, L.P. (“CTI Partners”) and CTI Life Sciences Fund, L.P. (“CTI Life Sciences”), CTI Partners II, L.P. (“CTI Partners II”) and CTI Life Sciences Fund II, L.P. (“CTI Life Sciences II”, together with CTI Partners, CTI Life Sciences and CTI Partners II, the “Reporting Persons”).

The Reporting Persons have executed an Agreement to File Joint Schedule 13G dated July 12, 2018, pursuant to Rule 13d-1(k)(1) (included as Exhibit 1 to the Reporting Persons’ initial Schedule 13G, as filed with the SEC on July 16, 2018).

ITEM 2(b).        Address of Principal Business Office or, if none, Residence:

The Reporting Persons’ business address is: 1 Place Ville – Marie, Suite 1050 Montreal, Quebec H3B 4S6

CTI Life Sciences is managed by its general partner, CTI Partners. CTI Life Sciences II is managed by its general partner, CTI Partners II.

ITEM 2(c).        Citizenship:

The place of organization of the Reporting Persons is the Province of Quebec, Canada.

ITEM 2(d).        Title of Class of Securities:

Common Stock

ITEM 2(e).        CUSIP No.:

98985W102

ITEM 3.

If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) [   ] Broker or dealer registered under Section 15 of the Act;

(b) [   ] Bank as defined in Section 3(a)(6) of the Act;

(c) [   ] Insurance company as defined in Section 3(a)(19) of the Act;

(d) [   ] Investment company registered under Section 8 of the Investment Company Act of 1940;

(e) [   ] An investment adviser in accordance with Rule 13d- 1(b)(1)(ii)(E);

(f) [   ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [   ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h) [   ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [   ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

(j) [   ] A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k) [   ] Group in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:
_____________________________________

ITEM 4.         OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a)	Amount beneficially owned:

1,056,463 Common Shares of the Issuer (comprised of 979,540 Common Shares beneficially owned by CTI Life Sciences and 76,923 Common Shares beneficially owned by CTI Life Sciences II).

(b)	Percent of class:

3.30%, based on 32,061,624 shares of the Issuer’s common stock issued and outstanding as of April 30, 2019.

(c)	Number of shares as to which such person has:

•	CTI Partners, as the general partner of CTI Life Sciences:

i.	Sole power to vote or to direct the vote: 979,540 Common Shares beneficially owned by CTI Life Sciences

ii.	Shared power to vote or to direct the vote: Nil

iii.	Sole power to dispose or to direct the disposition of: 979,540 Common Shares beneficially owned by CTI Life Sciences

iv.	Shared power to dispose or to direct the disposition of: Nil

•	CTI Partners II, as the general partner of CTI Life Sciences II:

i.	Sole power to vote or to direct the vote: 76,923 Common Shares beneficially owned by CTI Life Sciences II

ii.	Shared power to vote or to direct the vote: Nil

iii.	Sole power to dispose or to direct the disposition of: 76,923 Common Shares beneficially owned by CTI Life Sciences II

iv.	Shared power to dispose or to direct the disposition of: Nil

Explanatory Note

CTI Partners, as the general partner of CTI Life Sciences, has control or direction over 979,540 shares of common stock beneficially owned by CTI Life Sciences. The three partners of CTI Partners also comprise three of the four partners of CTI Partners II, the general partner of CTI Life Sciences II, which beneficially owns 76,923 shares of common stock of the Issuer. All investment decisions with respect to the shares of the Issuer’s common stock held by CTI Life Sciences are subject to the unanimous approval of the three partners of CTI Partners, and all investment decisions with respect to the shares of the Issuer’s common stock held by CTI Life Sciences II are subject to the unanimous approval of the four partners of CTI Partners II. There are no agreements or other arrangements between CTI Partners and CTI Partners II with respect to voting and investment decisions in respect of the shares of common stock beneficially owned by, respectively, CTI Life Sciences and CTI Life Sciences II, although each of CTI Life Sciences and CTI Life Sciences II are subject to similar investment strategies and goals.

CTI Life Sciences disclaims beneficial ownership of the 76,923 Common Shares of the Issuer which are beneficially owned by CTI Life Sciences II, and CTI Life Sciences II disclaims beneficial ownership of the 979,540 Common Shares of the Issuer which are beneficially owned by CTI Life Sciences.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTING ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10:         CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a -11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2019

CTI PARTNERS, L.P.

Per:	/s/ Ken Pastor
Ken Pastor, Manager

CTI LIFE SCIENCES FUND, L.P.
By its general partner, CTI Partners, L.P.

Per:	/s/ Ken Pastor
Ken Pastor, Manager

CTI PARTNERS II, L.P.
By its general partner, CTI General Partner II, Inc.

Per:	/s/ Ken Pastor
Ken Pastor, Chief Financial Officer

CTI LIFE SCIENCES FUND II, L.P.
By its general partner, CTI Partners II, L.P.

Per:	/s/ Ken Pastor
Ken Pastor, General Partner